APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

SoulFully Vegan
Profit and Loss
January - December 2021

		Total
Income		
Sales		122,941.66
Services		5.00
Total Income	**$**	**122,946.66**
Cost of Goods Sold		
Cost of goods sold		20,159.20
Supplies & materials		57.64
Total Cost of goods sold	**$**	**20,216.84**
Total Cost of Goods Sold	**$**	**20,216.84**
Gross Profit	**$**	**102,729.82**
Expenses		
Advertising & marketing		1,534.47
Social media		26.48
Website ads		184.88
Total Advertising & marketing	**$**	**1,745.83**
Commissions & fees		836.00
Contract labor		30,095.00
General business expenses		1,000.00
Bank fees & service charges		9.55
Continuing education		106.00
Event Fee		3,281.63
Total General business expenses	**$**	**4,397.18**
Insurance		20.00
Meals		791.12
Meals with clients		133.82
Travel meals		36.79
Total Meals	**$**	**961.73**
Office expenses		883.99
Merchant account fees		461.93
Office supplies		211.53
Shipping & postage		57.26
Software & apps		450.89
Total Office expenses	**$**	**2,065.60**
Repairs & maintenance		2,167.50
Supplies		12,036.34
Supplies & materials		32,963.08
Total Supplies	**$**	**44,999.42**
Travel		1,055.65
Uncategorized Expense		53.18

		_____
Total Expenses	**$**	**88,397.09**
Net Operating Income	**$**	**14,332.73**
Other Expenses		
Home office		35.79
Repairs & maintenance		326.44
Total Home office	**$**	**362.23**
Other Miscellaneous Expense		383.70
Vehicle expenses		0.00
Parking & tolls		75.78
Vehicle gas & fuel		4,378.44
Vehicle repairs		986.30
Total Vehicle expenses	**$**	**5,440.52**
Total Other Expenses	**$**	**6,186.45**
Net Other Income	**-$**	**6,186.45**
Net Income	**$**	**8,146.28**

SoulFully Vegan

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayBack Business Checking	4,877.95
Total Bank Accounts	**$4,877.95**
Accounts Receivable	
Accounts Receivable (A/R)	5.00
Total Accounts Receivable	**$5.00**
Other Current Assets	
Uncategorized Asset	480.00
Total Other Current Assets	**$480.00**
Total Current Assets	**$5,362.95**
Fixed Assets	
Long-term office equipment	0.00
Photo & video equipment	25.15
Total Long-term office equipment	**25.15**
Tools, machinery, and equipment	3,091.47
Vehicles	11,000.00
Total Fixed Assets	**$14,116.62**
TOTAL ASSETS	**$19,479.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short-term business loans	-344.00
Total Other Current Liabilities	**$ -344.00**
Total Current Liabilities	**$ -344.00**
Total Liabilities	**$ -344.00**
Equity	
Opening balance equity	-97.88
Owner draws	-8,384.03
Retained Earnings	0.00
Net Income	28,305.48
Total Equity	**$19,823.57**
TOTAL LIABILITIES AND EQUITY	**$19,479.57**

SoulFully Vegan

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	28,305.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-5.00
Uncategorized Asset	-480.00
Short-term business loans	-344.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-829.00**
Net cash provided by operating activities	**$27,476.48**
INVESTING ACTIVITIES	
Long-term office equipment:Photo & video equipment	-25.15
Tools, machinery, and equipment	-3,091.47
Vehicles	-11,000.00
Net cash provided by investing activities	**$ -14,116.62**
FINANCING ACTIVITIES	
Opening balance equity	-97.88
Owner draws	-8,384.03
Net cash provided by financing activities	**$ -8,481.91**
NET CASH INCREASE FOR PERIOD	**$4,877.95**
CASH AT END OF PERIOD	**$4,877.95**

SoulFully Vegan
Profit and Loss
January - December 2022

	Total
Income	
Sales	225,359.94
Services	0.00
Total Income	**$ 225,359.94**
Cost of Goods Sold	
Cost of goods sold	53,531.41
Supplies & materials	38,172.24
Total Cost of goods sold	**$ 91,703.65**
Total Cost of Goods Sold	**$ 91,703.65**
Gross Profit	**$ 133,656.29**
Expenses	
Advertising & marketing	2,533.90
Social media	1,146.16
Website ads	6.38
Total Advertising & marketing	**$ 3,686.44**
Building & property rent	185.45
Contract labor	18,649.93
Entertainment with clients	170.00
General business expenses	132.55
Bank fees & service charges	1,117.00
Continuing education	79.97
Event Fee	22,702.80
Memberships & subscriptions	693.80
Total General business expenses	**$ 24,726.12**
Insurance	3,387.24
Legal & accounting services	425.00
Meals	53.23
Meals with clients	298.32
Total Meals	**$ 351.55**
Office expenses	553.10
Merchant account fees	767.70
Office supplies	41.33
Shipping & postage	259.05
Software & apps	384.10
Total Office expenses	**$ 2,005.28**
Payroll expenses	7,444.65
Wages	238.34
Total Payroll expenses	**$ 7,682.99**
Repairs & maintenance	2,692.24

Supplies	18,764.37
Supplies & materials	19,407.87
Total Supplies	**$ 38,172.24**
Taxes paid	0.00
Payroll taxes	2,562.19
Property taxes	-38.70
Total Taxes paid	**$ 2,523.49**
Travel	0.00
Hotels	1,836.26
Total Travel	**$ 1,836.26**
Utilities	92.86
Phone service	48.95
Total Utilities	**$ 141.81**
Total Expenses	**$ 106,636.04**
Net Operating Income	**$ 27,020.25**
Other Expenses	
Vehicle expenses	3,615.90
Vehicle gas & fuel	2,876.91
Vehicle repairs	129.16
Total Vehicle expenses	**$ 6,621.97**
Total Other Expenses	**$ 6,621.97**
Net Other Income	**-$ 6,621.97**
Net Income	**$ 20,398.28**

SoulFully Vegan

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayBack Business Checking	8,713.04
PayBack Business Checking	15,898.60
PayBack Business	2,065.69
Total Bank Accounts	**$26,677.33**
Accounts Receivable	
Accounts Receivable (A/R)	5.00
Total Accounts Receivable	**$5.00**
Other Current Assets	
Uncategorized Asset	480.00
Total Other Current Assets	**$480.00**
Total Current Assets	**$27,162.33**
Fixed Assets	
Long-term office equipment	0.00
Photo & video equipment	25.15
Total Long-term office equipment	**25.15**
Tools, machinery, and equipment	3,112.73
Vehicles	11,000.00
Total Fixed Assets	**$14,137.88**
TOTAL ASSETS	**$41,300.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Connecticut Department of Revenue Services Payable	0.00
Lines of credit	-315.00
Short-term business loans	-10,012.95
Total Other Current Liabilities	**$ -10,327.95**
Total Current Liabilities	**$ -10,327.95**
Total Liabilities	**$ -10,327.95**
Equity	
Opening balance equity	10,143.64
Owner draws	-11,688.03
Retained Earnings	28,305.48
Net Income	24,867.07
Total Equity	**$51,628.16**
TOTAL LIABILITIES AND EQUITY	**$41,300.21**

<h1 style="text-align:center">SoulFully Vegan</h1>

<p style="text-align:center">Statement of Cash Flows</p>
<p style="text-align:center">January - November, 2022</p>

	TOTAL
OPERATING ACTIVITIES	
Net Income	21,859.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Connecticut Department of Revenue Services Payable	0.00
Lines of credit	-280.00
Short-term business loans	-8,877.44
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,157.44**
Net cash provided by operating activities	**$12,701.93**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-21.26
Net cash provided by investing activities	**$ -21.26**
FINANCING ACTIVITIES	
Opening balance equity	10,241.52
Owner draws	-3,304.00
Net cash provided by financing activities	**$6,937.52**
NET CASH INCREASE FOR PERIOD	**$19,618.19**
Cash at beginning of period	4,877.95
CASH AT END OF PERIOD	**$24,496.14**

I, Allison Vaughan, certify that:

1. The financial statements of SoulFully Vegan, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of SoulFully Vegan, LLC included in this Form reflects accurately the information reported on the tax return for SoulFully Vegan, LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Allison Vaughan*

Name: Allison Vaughan

Title: Owner